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Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Announces Proposed Private Offering of US$150 Million
Convertible Senior Notes

        SHANGHAI, China, April 2, 2014—51job, Inc. ("51job") (Nasdaq: JOBS) announced today that it proposes to offer, subject to market conditions and other factors, US$150 million in aggregate principal amount of convertible senior notes due 2019 (the "notes"). 51job intends to grant to the initial purchasers a 30-day option to purchase up to an additional US$22.5 million in aggregate principal amount of notes.

        The notes will be convertible into 51job's American depositary shares ("ADSs"), each representing, as of the date of this press release, two common shares of 51job, at the holder's option in certain circumstances. Upon conversion, 51job will, at its election, pay or deliver, as the case may be, cash, ADSs or a combination of cash and ADSs. The notes will mature on April 15, 2019. Subject to certain exceptions, the notes may not be redeemed by 51job. Holders will have the right to require 51job to repurchase the notes on April 15, 2017 or upon the occurrence of a fundamental change.

        51job expects to use a portion of the net proceeds from this offering to pay the aggregate premium of the zero-strike call option transactions (the "call options") with one or more of the initial purchasers or their affiliates ("option counterparties"). 51job intends to use the remaining net proceeds for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

        In connection with the notes offering, 51job intends to enter into the call options to facilitate privately negotiated transactions by which investors in the notes will be able to hedge their investment. 51job has been advised that, in connection with establishing their initial hedge of the call options, the option counterparties (or their affiliates) expect to enter into one or more derivative transactions with respect to the ADSs with purchasers of the notes concurrently with or after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the notes at that time. In addition, the option counterparties (or their affiliates) may modify their hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of 51job in secondary market transactions at any time, including following the pricing of the notes and shortly after the maturity of the notes (and are likely to unwind their derivative transactions and/or purchase or sell ADSs in connection with any conversion, repurchase or redemption of the notes). These activities could also cause an increase or avoid a decrease in the market price of the ADSs or the notes.

        The notes, the ADSs deliverable upon conversion of the notes (if any) and the common shares represented thereby have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. They may be offered and sold only in a transaction not subject to, or exempt from, registration under the Securities Act and other applicable securities laws. Accordingly, the notes are being offered only to qualified institutional buyers ("QIBs") in accordance with Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs deliverable upon conversion of the notes (if any) or the common shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About 51job

        51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement

        This announcement contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the offering described in this announcement, as well as 51job's business outlook, strategic and operational plans, contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51job's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the number of recruitment advertisements placed, sales orders received and customer contracts executed; any accounting adjustments that may occur; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services 51job provides in China; acceptance of new products and services developed by 51job outside of the human resources industry; and fluctuations in general economic conditions. For additional information regarding these and other risks, please refer to 51job's filings with the SEC. All information provided in this press release is as of the date of this press release, and 51job does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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  Exhibit 99.1